Delisting Determination, The Nasdaq Stock Market, LLC, July 27, 2023, Lordstown Motors Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A common stock of Lordstown Motors Corp. (the Company), effective at the opening of the trading session on August 7, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on June 28, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on July 7, 2023. The Staff determination to delist the Company securities became final on July 7, 2023.